                                          August 19, 2005

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Mr. Don Walker
      Senior Assistant Chief Accountant

                             Re: Exchange National Bancshares, Inc.
                                 Form 10-K for the year ended December 31, 2004 SEC File No. 000-23636

Dear Mr. Walker:

            We are writing in response to your letter dated August 9, 2005, with respect to the above-referenced report filed by Exchange National Bancshares, Inc. (the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.(1)

            In responding to your comments, we acknowledge that:

                  - the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

-----------

(1) A complete response to the numbered comments in your letter would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In particular, 17 C.F.R. Section 200.80(b)(4) exempts disclosure of trade secrets and commercial or financial information which are privileged or confidential. In accordance with the Freedom of Information Act, the privileged or confidential information has been omitted from this response letter and is being furnished to the Office of Freedom of Information Act and Privacy Operations concurrently with the filing of this response letter. Each instance in which privileged or confidential information has been omitted from this response letter has been identified herein by footnote. We have sent to you a paper copy of the Company's FOIA Confidential Treatment Request, including the privileged or confidential information to which it refers.

Division of Corporation Finance
Attn: Mr. Don Walker
Page 2

                  - staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    COMMENTS

COMMENT 1  PLEASE TELL US WHAT EFFECT THE CHANGES IN ASSET QUALITY OF THE LOAN
           PORTFOLIO, SPECIFICALLY BUT NOT LIMITED TO THE INCREASE IN COMMERCIAL, FINANCIAL AND AGRICULTURAL LOANS, THE INCREASED CHARGE-OFFS, AND DECREASED RECOVERIES, HAVE HAD ON YOUR DETERMINATION OF THE ALLOWANCE ALLOCATION AND PROVISION FOR 2004.

           The increase in our nonaccruals from December 31, 2003 to December 31, 2004 was primarily the result of two credits. One was to [____________](2) which had balances of $1,137,000 and $2,070,000 at
           December 31, 2003 and December 31, 2004, respectively. This credit was on nonaccrual at December 31, 2003 and management allocated $341,000 of the allowance at December 31, 2003 to this credit. This credit increased $933,000 from December 31, 2003 to December 31, 2004, but due to the nature of the collateral securing this increase, management did not feel that an additional allowance allocation was warranted. Our reasons for making these additional advances are discussed in Comment 5. The second credit, which increased our nonaccruals, from December 31, 2003 to December 31, 2004, was a $1,500,000 loan to [____________](3). This loan was not on nonaccrual as of December 31, 2003. Management allocated $750,000 of the allowance at December 31, 2004 to this credit.

           While nonaccruals did increase $2,700,000 from 2003 to 2004, at the same time, our other classified loans decreased from $17,167,000 at December 31, 2003 to $12,438,000 at December 31, 2004. The allowance allocation related to our

-----------

(2) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-1.

(3) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-2.

Division of Corporation Finance
Attn: Mr. Don Walker
Page 3

           classified loans decreased $709,000 from 2003 to 2004, which essentially offset the $750,000 increase in the allowance allocated to [____________](4) discussed above.

           Total net charge-offs increased $1,555,000 from $158,000 during 2003 to $1,713,000 during 2004 primarily due to one credit. Of the $1,713,000 of charge-offs during 2004, $1,545,000 related to this one credit for which management had allocated $834,000 of the allowance at December 31, 2003.

           In summary, management reviews the adequacy of the allowance for loan losses and the related provision on a quarterly basis taking into consideration nonaccrual loans, internally classified loans, charge-offs and the related allocations of the allowance to these credits. Management then makes a determination as to whether the allowance is sufficient to cover probable losses on these credits or whether the allowance needs to be increased by additional provisions to the allowance for loan losses. Management's determination was that the provision for 2004 was adequate to maintain the allowance for loan losses at a level sufficient to cover probable future losses in the loan portfolio at December 31, 2004.

COMMENT 2  PLEASE DESCRIBE FOR US ANY UNDERSTANDINGS OR AGREEMENTS YOU MAY HAVE
           WITH YOUR REGULATORS CONCERNING FUTURE CHANGES IN YOUR LEVELS OF LOAN LOSS PROVISION AND ALLOWANCE.

           Our Company and subsidiary banks have no understandings or agreements with any of our regulators concerning future changes in our levels of loan loss provision and allowance.

COMMENT 3  PLEASE PROVIDE US DETAILED INFORMATION ON THE LOANS COMPRISING THE
           $1.6 MILLION COMMERCIAL, FINANCIAL AND AGRICULTURAL LOANS CHARGED OFF FOR 2004, INCLUDING BUT NOT LIMITED TO THE SIZE, TYPE AND HISTORIC CIRCUMSTANCES SURROUNDING THE DECLINE IN THE ASSET QUALITY OF THE LOANS.

           $1,545,000 of the $1,596,000 of commercial, financial and agricultural loans charged off in 2004 represents borrowings of one customer. The customer is [____________](5). The loan to this customer has been internally classified as

-----------

(4) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-3.

(5) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we

Division of Corporation Finance
Attn: Mr. Don Walker
Page 4

           Substandard since the fourth quarter of 2002. During the first quarter of 2004, our Company placed the loan on nonaccrual when the liquidation value of our collateral did not appear to be sufficient to cover our principal and interest and the customer was experiencing cash flow problems. The customer was receiving what appeared to be profitable orders with prospects for more and they were in serious talks with several potential investors that, had their investments come to fruition, would have repaid our loans in their entirety. Although the loans were classified and on nonaccrual, we continued to make new advances to allow them to build product to fill incoming orders. During this period, the customer started a new division which looked as though it had promise and might, in conjunction with new sales orders, return the company to profitability. In the fourth quarter of 2004 one of the key principals of the new division died unexpectedly. With the death of this individual, the prospect of attracting venture capital was significantly diminished. As a result, we began to seriously question the customer's ability to turn the company around and continue as a going concern. We made the decision that we could no longer continue to provide financing to the customer and made demand on our notes. As a result, the customer went out of business and we began to liquidate and realize upon our collateral and we charged off $1,545,000 during the fourth quarter.

COMMENT 4  PLEASE TELL US HOW MUCH SPECIFIC LOAN LOSS ALLOWANCE HAD BEEN
           ESTABLISHED PRIOR TO 2004 FOR EACH OF THE LOANS COMPRISING THE $1.6 MILLION OF COMMERCIAL, FINANCIAL AND AGRICULTURAL LOANS CHARGED OFF IN 2004.

           As of December 31, 2003 we had allocated $903,000 of our allowance for loan losses to the loans which were charged off in 2004.

COMMENT 5  PLEASE PROVIDE US WITH THE TYPE AND SIZE OF LOANS COMPRISING THE
           INCREASE OF $2.7 MILLION IN THE COMMERCIAL, FINANCIAL, AND AGRICULTURAL CLASSIFICATION OF THE NONACCRUAL LOANS TABLE FOR 2004. IDENTIFY HOW MUCH, IF ANY, SPECIFIC LOAN LOSS ALLOWANCE HAS BEEN RECORDED FOR EACH OF THESE LOANS.

           The $2.7 million increase in nonaccrual commercial, financial, and agricultural loans in 2004 was primarily represented by three credits. The first credit represents additional advances of $933,000 to [____________](6), discussed in Comment 1 above, in order to assist the customer in returning the business to

----------

      have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-4.

(6) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-5.

Division of Corporation Finance
Attn: Mr. Don Walker
Page 5

           profitability. This customer had nonaccrual loan balances of $2,070,000 at December 31, 2004 compared to $1,137,000 at December 31, 2003. $310,500 of the allowance was allocated to this credit at December 31, 2004.

           The second credit of $364,000 represents the residual debt of [____________](7) discussed in Comment 3 above. We anticipate this credit, net of the allocated allowance of $55,000, will be paid off from the proceeds received from the liquidation of collateral.

           The third credit of $1,500,000, discussed in Comment 1 above, represents a loan to [____________](8). We are currently holding $1.2 million of cash collateral; however, we are currently defending our collateral position in Chapter 11 bankruptcy court. $750,000 of the allowance was allocated to this credit at December 31, 2004.

            We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at (660) 885-2241.

                                         Very truly yours,

                                         James E. Smith
                                         Chairman and CEO

cc: Ms. Paula Smith

-----------

(7) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-6.

(8) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-7.

                                                              September 16, 2005

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

Attn:    Mr. Don Walker
         Senior Assistant Chief Accountant

                                        Re: Exchange National Bancshares, Inc.
                                            Form 10-K for the year
                                            ended December 31, 2004
                                            SEC File No. 000-23636

Dear Mr. Walker:

             We are writing in response to your letter dated September 2, 2005, with respect to the above referenced report filed by Exchange National Bancshares, Inc. (the "Company"). Our numbered response to your comment corresponds to the numbered comment in your letter.(1)

             In responding to your comment, we acknowledge that:

----------------

(1) A complete response to the numbered comments in your letter would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In particular, 17 C.F.R. Section 200.80(b)(4) exempts disclosure of trade secrets and commercial or financial information which are privileged or confidential. In accordance with the Freedom of Information Act, the privileged or confidential information has been omitted from this response letter and is being furnished to the Office of Freedom of Information Act and Privacy Operations concurrently with the filing of this response letter. Each instance in which privileged or confidential information has been omitted from this response letter has been identified herein by footnote. We have sent to you a paper copy of the Company's FOIA Confidential Treatment Request, including the privileged or confidential information to which it refers.

                    - the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

                    - staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

                    - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State; and

                    - the Company is aware of the requirements as set forth in the FFIEC Policy Release on Allowances for Loan and Lease Losses dated July 2, 2001 and our methodology and documentation complies with this statement.

                                     COMMENT

COMMENT 1   PLEASE PROVIDE US WITH A QUANTITATIVE AND QUALITATIVE ANALYSIS WHICH
            SHOWS HOW YOU APPLIED YOUR ALLOWANCE METHODOLOGY TO LOANS NOT
            IMPAIRED IN A CONSISTENT FASHION AT EACH OF DECEMBER 31, 2004 AND
            DECEMBER 31, 2003. YOUR ANALYSIS SHOULD CLEARLY DEMONSTRATE HOW YOU
            DETERMINED THAT THE DECEMBER 31, 2004 ALLOWANCE AND THE RELATED
            PROVISION FOR THE YEAR OF $942,000 WERE APPROPRIATE. IN YOUR
            RESPONSE, CONSIDER THE DOCUMENTATION REQUIREMENTS SET FORTH IN THE
            FFIEC POLICY RELEASE ON ALLOWANCES FOR LOAN AND LEASE LOSSES DATED
            JULY 2, 2001.

            Our Company follows an allowance for loan losses methodology that categorizes loans as impaired, substandard with no specific allocation, substandard with specific allocations, special mention, watch, and non-classified. That methodology has been followed consistently by our Company for approximately eight years. This methodology requires that all loans be graded and reserve percentages established based upon those grades. If warranted by the situation, specific reserve allocations may be established for individual loans based upon specific analysis of the facts and circumstances regarding those loans. Reserves for loans not subjected to specific analysis are established using pre-established ratios which are based upon standard bank regulatory classification percentages as well as average historical loss percentages. The attached schedules quantitatively summarize the ratings and related reserve allocations as of December 31, 2004 and 2003.

            The attached analyses show that even though impaired loans increased from the prior period, total classified loans (impaired, substandard with no specific allocation, and substandard with specific allocation) decreased substantially from approximately $19,558,000 at December 31, 2003 to approximately $15,857,000 at December 31, 2004 with a resulting $632,000 decrease in the required reserve allocation for these credits.

            As can be seen from the analyses, substandard loans with no specific allocation (which are not considered to be impaired loans) decreased $7,066,000 from $15,188,000 at December 31, 2003 to $8,122,000 at
            December 31, 2004 with a corresponding decrease of $1,394,000 in the related allowance allocation. Substandard loans with specific allocation (which are also not considered to be impaired loans) increased from $1,084,000 at December 31, 2003 to $2,235,000 at December 31, 2004. However, based upon specific reviews of these loans and taking into consideration both percentage and specific allocations based upon collateral valuations, the required allowance allocation related to these loans decreased by $235,000 at December 31, 2004. A detailed discussion of the credits associated with the increase in impaired loans as well as the increase in charge-offs during 2004 and the related allowance for loan loss allocations related to those credits was contained in our previous letter, dated August 19, 2005.

            As can also be seen in the analyses, non-classified loans had allocation percentages of approximately 0.50% during both periods. Watch loans, which also would be considered non-impaired loans, had allocation percentages of approximately 1.00% for both periods. Management allocated $3,013,000 of the allowance to non-classified loans of $603,209,000 at December 31, 2004 and allocated $2,730,000 of the allowance to non-classified loans of $551,014,000 at December 31, 2003. $153,000 of the allowance was allocated to watch loans of $15,284,000 at December 31, 2004 with $121,000 allocated to watch loans of $12,001,000 at December 31, 2003.

            The unallocated portion of the allowance (the balance of the allowance in excess of the specific allocations plus the percentage allocations) decreased approximately $472,000 from December 31, 2003 to December 31, 2004. The unallocated portion of the allowance was $989,000 at December 31, 2003 versus $516,000 at December 31, 2004.

            The unallocated portion of the allowance is based on management's evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances discussed above. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. Conditions evaluated in connection with the unallocated portion of the allowance include general economic and business conditions affecting our key lending areas, credit quality trends (including trends in substandard loans expected to result from existing conditions), collateral values, specific industry conditions within portfolio segments, bank regulatory examination results, and findings of our internal loan review department.

            Management was seeing encouraging developments in the financial performance of some large credits rated substandard but not impaired. In addition, our Company's subsidiary banks have been the subject of ongoing, routine examinations by their respective regulators. In the most recent examinations regulators found that [____________](2) In light of these circumstances, management felt that the unallocated portion of the allowance at December 31, 2004, although lower than the December 31, 2003 balance, was at an acceptable level to cover the inherent loss not identified by the formula and specific allocations of the allowance.

            In conclusion, as a result of having previously allocated reserves to cover the increased charge-offs taken during 2004, the reduction in total classified loans at December 31, 2004, the improvements in the financial performance of some large substandard credits, and satisfactory examination results with respect to the allowance for loan loss, management feels that the provision for loan losses recorded for fiscal year 2004 was adequate and proper.

            We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at (660) 885-2241.

                                                     Very truly yours,

                                                     James E. Smith
                                                     Chairman and CEO

Enclosure

cc:   Ms. Paula Smith

----------------

(2) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code:
     ENB-8.

                               Exchange Bancshares

                          Reserve Allocation Worksheet
                                    12/31/03

[____________](3)

----------------

(3) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code:
     ENB-9.

                               Exchange Bancshares

                          Reserve Allocation Worksheet
                                    12/31/04

[____________](4)

----------------

(4) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code:
     ENB-10.

                                                                October 25, 2005

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Mr. Don Walker
      Senior Assistant Chief Accountant

                             Re: Exchange National Bancshares, Inc.
                                 Form 10-K for the year ended December 31, 2004 SEC File No. 000-23636

Dear Mr. Walker:

            We are writing in response to your letter dated October 11, 2005, with respect to the above referenced report filed by Exchange National Bancshares, Inc. (the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.(1)

                                     COMMENT

COMMENT 1 PLEASE TELL US:

            - YOUR RATIONALE FOR CATEGORIZING THE LOANS AS "SUBSTANDARD" VERSUS "IMPAIRED" GIVEN THE SIGNIFICANT ALLOWANCE TO LOAN BALANCE RATIOS, AND

----------

(1) A complete response to the numbered comments in your letter would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In particular, 17 C.F.R. Section 200.80(b)(4) exempts disclosure of trade secrets and commercial or financial information which are privileged or confidential. In accordance with the Freedom of Information Act, the privileged or confidential information has been omitted from this response letter and is being furnished to the Office of Freedom of Information Act and Privacy Operations concurrently with the filing of this response letter. Each instance in which privileged or confidential information has been omitted from this response letter has been identified herein by footnote. We have sent to you a paper copy of the Company's FOIA Confidential Treatment Request, including the privileged or confidential information to which it refers.

Division of Corporation Finance
Attn: Mr. Don Walker
Page 2

            - HOW YOU APPLIED SFAS 114 PARAGRAPHS 12 - 16 AND SFAS 118 PARAGRAPH 6 IN YOUR IMPAIRED LOAN DISCLOSURES.

            Management uses the guidance provided in paragraphs 8 - 10 of SFAS 114 to determine if a loan is impaired. The $2,235,000 of substandard loans and the related $849,000 loan loss allocation at December 31, 2004 and the $1,401,000 substandard loans and the related $1,084,000 loan loss allocation at December 31, 2003 were loans that were making principal and interest payments in accordance with the contractual terms of the loan agreements. None of the loans had been restructured or placed on non-accrual status. In addition, management believed that, at those times, it was probable that all cash amounts owed under the terms of the contracts would be collected thus; the loans were not classified as impaired under SFAS 114.

            However, there were certain weaknesses and concerns about those loans. The majority of the loan balances at both dates were represented by three loans. These three loans were made to [____________](2). In light of economic conditions that existed at those times (which included [____________](3)), management believed it prudent to establish a reserve allocation for each of these loans in accordance with SFAS 5, Accounting for Contingencies. Management's reserve methodology has been consistently applied in accordance with the FFIEC Policy Release on Allowances for Loan and Lease Losses dated July 2, 2001.

            The ratios of allowance allocation to loan balances, under the category "substandard loans with specific allocation" we previously reported to you, were not necessarily the entire balances of the relationships. Management segregated a portion of each relationship and applied our allocation to the segregated balances. The total reserve allocation as a percentage of the total indebtedness of these particular customers was 32.0% of the $4,865,000 total relationship balance at December 31, 2003 and 25.7% of the $4,061,000 total relationship balance at December 31, 2004.

------------

(2) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-11.

(3) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-12.

Division of Corporation Finance
Attn: Mr. Don Walker
Page 3

            In the case of the three loans described above, two eventually became impaired. As discussed in our previous responses, in 2004 we charged off $1,545,000 of the loan to [____________](4), of which we had reserved $584,000 at December 31, 2003. In the case of [____________](5), we charged off a portion of this $2,457,000 credit in 2005, of which $500,000 had been reserved at December 31, 2004. Additionally in accordance with Securities Act Guide 3, Item III.C.2., (Potential Problem Loans), these loans were disclosed in our management's discussion and analysis for the years ended December 31, 2003 and 2004 as being classified by management as having more than normal risk which raised doubts as to the ability of the borrower to comply with present repayment terms.

            As stated in our response dated September 16, 2005, our Company's banks have been the subject of ongoing, routine examinations by their respective regulators and in the most recent examinations regulators found that [____________](6).

            In accordance with SFAS 114 paragraphs 12 - 16, once a loan has been determined to be impaired (as defined by paragraph 8 of SFAS 114), management generally measures impairment based upon the fair value of the underlying collateral. In general, market prices for loans in our portfolio are not available, and we have found the fair value of the underlying collateral to be more readily available and reliable than discounting expected future cash flows to be received. Once a fair value of collateral has been determined and the impairment amount calculated, a specific reserve allocation is made if the impairment amount exceeds the historical percentage allocation.

            In accordance with paragraph 6 of SFAS 118, for loans identified as impaired, management discloses in our financial statements the recorded investment in impaired loans, the allowance for loan losses on impaired loans, the amount of

-------------

(4) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-13.

(5) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-14.

(6) A complete response to this Comment would call for the disclosure of information that is covered by one or more exemptions in the Freedom of Information Act. In accordance with the Freedom of Information Act, we have omitted from this response letter trade secrets and commercial or financial information which are privileged or confidential. Such information is included in the Company's FOIA Confidential Treatment Request in the attachment identified with the following Identifying Number and Code: ENB-15.

Division of Corporation Finance
Attn: Mr. Don Walker
Page 4

            impaired loans with no specific allowance, the average balance of impaired loans for the period presented, the income actually recognized on impaired loans, and the amount of income that would have been recognized had all interest payments been received.

            We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at (660) 885-2241, or we would be happy to meet with you in person to discuss any further comments or issues.

                                Very truly yours,

                                James E. Smith
                                Chairman and CEO

enclosure
cc: Ms. Paula Smith

                                                               December 13, 2005

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Mr. Don Walker
      Senior Assistant Chief Accountant

                              Re: Exchange National Bancshares, Inc.
                                  Form 10-K for the year ended December 31, 2004 SEC File No. 000-23636

Dear Mr. Walker:

            We are writing in response to our recent conference call on November 22, 2005, with respect to the above referenced report filed by Exchange National Bancshares, Inc. (the "Company").

            As a result of the discussions held with you and your staff during the above referenced phone call, we have undertaken a review of the data supporting our impaired loan disclosures included in our December 31, 2004 Form 10-K. This review was undertaken in order to determine whether any of the loans that we reported in the two substandard categories in our reserve allocation worksheet provided in our correspondence of September 16, 2005 should have in fact been reported as impaired under paragraph 8 of FAS114, Accounting by Creditors for Impairment of a Loan.

            We have determined that the $2,234,777 reported as substandard with specific allocation should have been reported as impaired. In addition, $2,510,783 of the $8,121,791 originally shown as substandard with no specific allocation should have been reported as impaired. Therefore the correct amount of impaired loans at December 31, 2004 was $10,246,426 with a related reserve allowance of $2,907,142. There were no impaired loans at December 31, 2004 for which we had made no reserve allowance allocation.

            We have established procedures to identify impaired loans and measure the level of impairment in accordance with the provisions of FAS114. Our December 31, 2005 disclosure

Division of Corporation Finance
Attn: Mr. Don Walker
Page 2

will comply with the provisions of FAS114 and our December 31, 2004 data reported in the 2005 year-end disclosure will reflect the amounts discussed in the prior paragraph. In addition, we will strive to enhance our Management Discussion and Analysis in our periodic filings as it relates to our discussion of our loan loss reserve analysis and methodology.

            We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at (660) 885-2241, or we would be happy to meet with you in person to discuss any further comments or issues.

                                             Very truly yours,

                                             James E. Smith
                                             Chairman and CEO

enclosure
cc: Ms. Paula Smith